SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS S.A.

Public Company
 Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 33,865,695
Registered in the Commercial Registry Office of Lisbon and
Corporation no. 503215058

ADDENDUM TO NOTICE

Pursuant to article 378 of the Portuguese Companies Code and upon request of the shareholders Caixa Geral de Depósitos, S.A., Banco Espírito Santo, S.A. and Ongoing Strategy Investments – SGPS, S.A., the following item is added to the agenda established in the notice of the General Meeting of Shareholders of Portugal Telecom, SGPS S.A., to be held at the Company’s registered Office, at Fórum Telecom, Avenida Fontes Pereira de Melo, 40, in Lisboa, at 2:00 (two) p.m., on 22 June 2007:

“To resolve on the change in the composition and on the election of new members of the Board of Directors”

Taking into account the subject of this item, as well as the impact it may have on the current item 2 on the Agenda, such item is inserted as the new item 2 on the Agenda, such new Agenda to be as follows:

1: To resolve on the following amendments to the Articles of Association: amendment to no. 2 of Article Two, amendment to no. 3 of Article Four, amendment to no. 8 of Article Nine, amendment to Article Tenth, amendment to no. 1 and adding no. 3 to Article Eleven, amending the heading and paragraphs b) and d) of no. 1 and adding no. 4 to Article Twelve, amendments to nos. 2, 3 and 6, adding nos. 7 to 9, renumbering the previous nos. 7 and 8, which shall become nos. 10 and 11, amendment to the previous no. 9 which shall become no. 12, renumbering the previous nos. 10 and 11 which shall become nos. 13 and 14, eliminating the previous no. 12, renumbering the previous no. 13 which shall become no. 15, amendment to paragraph b) of previous no. 14 which shall become no. 16 and renumbering the previous nos. 15 and 16 which shall become nos. 17 and 18, all of Article Thirteen, amendment to no. 2 of Article Fourteen, amendment to paragraphs a) and b) of no. 1 of Article Fifteen, amendment to no. 3 and adding no. 4 to Article Sixteen, amendment to Article Seventeen, amendment to no. 1 of Article Eighteen, adding nos. 4 and 7 to Article Twenty, amending the heading, adding paragraph f) of no. 1, amendment the previous paragraph f) of no. 1 which shall become paragraph g) and adding nos. 2 and 6 of Article Twenty One, amendment to no. 2 of Article Twenty Three, amendment to nos. 1 and 2 of Article Twenty Four, amending the heading of Section IV to Chapter III, amendment of Articles Twenty Seven to Thirty, adding a new Section V to Chapter III of the Articles of Association and amendment to Article Thirty One of the Articles of Association, as well as renumbering in accordance the paragraphs, numbers and articles of the Articles of Association as a consequence of the statutory amendments resolved in the present General Meeting;

2: To resolve on the change in the composition and on the election of new members of the Board of Directors;

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3: To resolve on the election of the members of the Audit Committee as well as its Chairman, for the 2006-2008 period;

4: To resolve on the election of the Statutory Auditor effective and alternate, for the 2006-2008 period;

5: To resolve on the authorization for the Board of Directors to increase the share capital, with the corresponding amendment to paragraph 3 of Article Four of the Articles of Association.

Lisbon, 24 May 2007

The Chairman of the General Meeting of Shareholders

________________________________________
António Manuel da Rocha e Menezes Cordeiro

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.